OMB APPROVAL
OMB Number:	3235-0518
Expires:-	September 30, 2017
Estimated average burden
hours per response	0.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

☐
Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Metinvest B.V.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Metinvest B.V.

(Name of Person(s) Furnishing Form)

10.25 per cent Guaranteed Notes due 2016

(Title of Class of Subject Securities)

59155AA5

(CUSIP Number of Class of Securities (if applicable))

Andriy Bondarenko

Metinvest B.V.

Alexanderstraat 23

‘s-Gravenhage

2514 JM

The Netherlands

38 (062) 388 16 24

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Adam B. Farlow

Baker & McKenzie LLP

100 New Bridge Street

London EC4V 6JA

United Kingdom

Telephone: + 44 20 7919 1000

January 13, 2016 (Publication of Explanatory Statement and Scheme Document)

(Date Scheme of Arrangement Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)(1)	Practice Statement Letter dated December 24, 2015, attached hereto as Exhibit 99.1.

(a)(2)	Announcement relating to Practice Statement Letter dated December 24, 2015, attached hereto as Exhibit 99.2.

(a)(3)	Explanatory Statement and Scheme Document dated January 13, 2016, attached hereto as Exhibit 99.3.

(a)(4)	Announcement relating to Scheme Documents dated January 12, 2016, attached hereto as Exhibit 99.4.

(a)(5)	Announcement relating to Scheme Meeting dated January 13, 2016, attached hereto as Exhibit 99.5.

(b)	Not applicable.

*Explanatory Note: This Form CB relates only to the 10.25 per cent Guaranteed Notes due 2016.

Item 2.	Informational Legends

The required legends have been included in prominent portions of Exhibit 99.3 referred to in Part I, Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Power of Attorney, attached hereto as Exhibit 99.6.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Metinvest B.V. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on January 13, 2016.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METINVEST B.V.

/s/ Jacob Broers
Name: Jacob Broers
Title: Authorized Signatory

Dated: January 13, 2016

Exhibit Index

Exhibit Number	Description

Exhibit 99.1	Practice Statement Letter dated December 24, 2015.

Exhibit 99.2	Announcement relating to Practice Statement Letter dated December 24, 2015.

Exhibit 99.3	Explanatory Statement and Scheme Document dated January 13, 2016.

Exhibit 99.4	Announcement relating to Scheme Documents dated January 12, 2016.

Exhibit 99.5	Announcement relating to Scheme Meeting dated January 13, 2016.

Exhibit 99.6	Power of Attorney, authorizing Jacob Broers as signatory for Metinvest B.V.